||||GOLDEN                           Waiver of Surrender Charge Rider
 ||||||AMERICAN
|||||||LIFE INSURANCE
   ||||COMPANY

Golden American is a stock company domiciled in Wilmington, Delaware.
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Golden  American Life Insurance  Company ("we" or "us") will waive any Surrender
Charge incurred due to a surrender or Excess Partial Withdrawal under the Certificate in the event the Certificateowner ("you") is subject to Qualified Extended Medical Care or suffers from a Qualifying Terminal Illness subject to the terms and conditions stated below:

Extended Medical Care
To qualify for this waiver, you must first begin receiving Qualified Extended Medical Care on or after the first Certificate Anniversary for at least 45 days during any continuous sixty-day period, and your request for the surrender or withdrawal, together with proof of such Qualified Extended
Medical Care, must be received at our Customer Service Center during the term of such care or within ninety days after the last day upon which you received such care. "Qualified Extended Medical Care" means confinement in a Qualified Licensed Hospital or Nursing Care Facility prescribed by a Qualifying Medical Professional. "Qualifying Licensed Hospital or Nursing Care Facility" means a state-licensed hospital or state-licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis; and daily medical reords are kept on each patient. This does not include a facility whose purpose is to provide accommodations, board or personal care services to individuals who do not need medical or nursing care; nor a place mainly for rest. "Qualifying Medical Professional" means a legally-qualified practitioner of the healing arts who is acting within the scope of his or her license; is not a resident of your household or that of the Annuitant; and is not related to you or the Annuitant by blood or marriage.

Terminal Illness
To qualify for this waiver, you must be first diagnosed by a Qualifying Medical Professional, on or after the first Certificate Anniversary, as having a Qualifying Terminal Illness. Written proof of terminal illness, satisfactory to us, must be received at our Customer Service Center. We reserve the right to require an examination by a physician of our choice. "Qualifying Terminal
Illness" means an illness or accident, the result of which results in a life expectancy of twelve months or less, as measured from the date of diagnosis.

Claims
Evidence, satisfactory to us, must be submitted to qualify for waiver of Surrender Charge pursuant to this Rider. This evidence will be in writing and, where applicable, be attested to by a Qualified Medical Professional. This Rider is attached to and becomes part of the Certificate to which it is attached. The provisions of this Rider shall supersede the provisions of the Certificate where applicable.


              GOLDEN AMERICAN LIFE INSURANCE COMPANY



President: /s/Chris Schreier           Secretary: /s/Paula Cludray-Engelke


GA-RA-1003-12/94